United States securities and exchange commission logo





                            September 3, 2020

       Leslie Trigg
       President and Chief Executive Officer
       Outset Medical, Inc.
       3952 Orchard Drive
       San Jose, CA 95134

                                                        Re: Outset Medical,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 21,
2020
                                                            File No. 333-248225

       Dear Ms. Trigg:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed August 21, 2020

       15. Subsequent Events, page F-62

   1. Please disclose the specific date through which subsequent events were evaluated in accordance with ASC
855-10-50-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Leslie Trigg
Outset Medical, Inc.
September 3, 2020
Page 2

       You may contact Tracey Houser at 202-551-3736 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,
FirstName LastNameLeslie Trigg
                                                        Division of Corporation
Finance
Comapany NameOutset Medical, Inc.
                                                        Office of Life Sciences
September 3, 2020 Page 2
cc:       Robert A. Ryan, Esq.
FirstName LastName